C21 Investments Announces Q1 Results

Revenue up 9.4% and Generated a Sixteenth Consecutive Quarter of Positive Free Cash Flow

VANCOUVER, June 29, 2023 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced its interim financial statements and management discussion and analysis for the first quarter ended April 30, 2023. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Q1 Financial Highlights (February 1, 2023 to April 30, 2023):

  Revenue of $7.7 million - up 9.4% sequentially (note - State of Nevada cannabis sales were flat over the comparative period1)
  Earnings (Loss) per Share of ($0.00)
  Gross Margin of 35.4%; Retail Gross Margin of 48%
  Adjusted EBITDA2 of $1.6 million - a 67% increase sequentially
  Cash Flow from Operations of $1.2 million - the 16th consecutive quarter of positive Free Cash Flow2
  Total Liabilities reduced by $1.2 million in the quarter
  Cancelled 4.8 million earn-out shares3

Q1 Management and Operational Commentary:

"We are pleased to again report strong results, with revenue increasing 9.4% over Q4, generating another positive cash flow quarter," stated CEO and President, Sonny Newman. "Despite continued industry headwinds, we experienced a record quarter for our Nevada wholesale sales leading to a strong revenue rebound both sequentially and year-over-year. Our consistent cash flow profile highlights the strength of our brand, customer loyalty, and our ability to mitigate state-level pricing pressures and broader industry challenges. The current capital drought in the industry has forced many of our competitors to focus on deleveraging their balance sheets to generate positive cash flow. This industry shift further validates what has been our long-term strategy and has afforded us the opportunity in Q1 to cancel 4.8 million earn-out shares. We continue to actively assess all strategic opportunities through the lens of creating value for our shareholders."

C21's Q1 revenue of $7.7 million was up 9.4% sequentially, outperforming Nevada market sales which saw total sales flat over the period1. The increase in Q1 sales is attributed to a record quarter for Nevada wholesale sales, including our Phantom Farms branded flower in select dispensaries throughout the state.

Gross Margin was 35.4% for Q1, below the historical run-rate for the company, as a result of the strategic inventory curtailment in the first two months of the quarter. Yields have returned to normal as of April 2023. Gross Margin was impacted by higher wholesale revenue in the period. Retail gross margin remained strong for Q1 at 48%.

1 Nevada Cannabis Sales Through March 2023 - State of Nevada Cannabis Tax Revenue: https://tax.nv.gov/Publications/Cannabis_Statistics_and_Reports/

2 "Free Cash Flow" and "Adjusted EBITDA" and are non-GAAP measures. See "Non-GAAP Measures" below for a discussion of such non-GAAP measures and a reconciliation to the closest comparable GAAP measures.

3 https://www.newsfilecorp.com/release/154553/C21-Investments-Announces-Cancellation-of-Swell-EarnOut-Shares

The Company generated $1.6 million of Adjusted EBITDA2, up 67% sequentially from Q4.

C21 reported Q1 Net Loss of $0.5 million, or ($0.00) earnings per share. The period included non-cash impairment of $0.5 million from inventory curtailment as well as a $0.4 million derivative loss due to the settlement of 4.8 million earn-out shares.

Q1 Cash Flow from Operations was $1.2 million - the sixteenth consecutive quarter of positive Cash Flow from Operations. Free Cash Flow2 was $1.2 million for the quarter (see table below), flat sequentially and year-over-year.

Cash at the end of Q1 was $1.8 million, relatively flat from Q4. The Company's senior secured note was reduced by $1.0 million in the quarter. In addition, $0.6 million was used to cancel 4.8 million earn-out shares. Total Liabilities were reduced by $1.2 million in Q1.

Subsequent to the quarter end, the Company has retired the remaining balance of its senior note as of June 1, 20234.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow" and "Adjusted EBITDA". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations in a period minus capital expenses of property and equipment. Management believes that Free Cash Flow, which measures our ability to generate additional cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

4 https://www.newswire.ca/news-releases/c21-investments-announces-full-repayment-of-30-million-senior-secured-note-834286131.html

Free Cash Flow:

Quarter Ended	April 30, 2023	January 31, 2023	October 31, 2022	July 31, 2022	April 30, 2022

Cash Provided by Operating Activities from Continuing Operations	$1,204,347	1,215,735	1,443,585	1,773,385	1,538,562
Purchase of Property and Equipment	(41,803)	(9,071)	(11,095)	(31,524)	(390,595)
Free Cash Flow	$1,162,544	1,206,664	1,432,490	1,741,861	1,147,967

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Adjusted EBITDA:

	Q1	Q4	Q3	Q2
	Apr 30, 2023	Jan 31, 2023	Oct 31, 2022	Jul 31, 2022
Net Income (Loss)	$(417,045)	$(2,119,159)	$248,507	$1,857,043

Interest expenses, net	31,254	60,530	98,657	133,455
Provision for Income Taxes	592,426	672,164	1,154,189	485,152
Depreciation and Amortization	347,578	340,664	341,782	341,286
Depreciation and Interest in COGS	203,092	203,091	203,093	203,091
EBITDA	$703,305	$(842,710)	$2,046,228	$3,020,027
Change in fair value of derivative liabilities	392,155	14,830	(127,813)	(629,500)
Share based compensation	5,507	20,803	31,788	54,064
Loss from discontinued operations	83,891	713,712	(11,154)	(344,554)
One-time special project costs	-	-	206,459	89,331
Production curtailment, non-cash inventory adjustments	450,000	1,012,000	(253,000)	-
Other gain/loss	(73,695)	18,723	13,173	21,972
Adjusted EBITDA	$1,561,163	$937,358	$1,905,681	$2,211,340

Q1 Balance Sheet Summary:

(US$)	April 30, 2023	January 31, 2023
Assets
Cash	1,827,829	1,891,772
Inventory	3,514,426	4,173,573
Other current	2,665,738	2,677,027
Current Assets	8,007,993	8,742,372
Fixed Assets/Goodwill/Intangibles, deferred tax	48,609,399	49,569,032
Total Assets	56,617,392	58,311,404

Liabilities
Accounts payable	2,611,635	2,921,426
Promissory note - current portion	1,013,333	2,026,667
Income taxes payable	8,329,284	7,736,858
Other notes, current lease, deferred tax etc.	2,192,048	2,289,316
Current Liabilities	14,146,300	14,974,267
Lease liabilities	8,439,799	8,554,702
Derivative liability and other	174,647	467,359
Total Liabilities	22,760,746	23,996,328

Shareholders' Equity	33,856,646	34,315,076
Total Liabilities and Shareholders' Equity	56,617,392	58,311,404

Q1 Financial Summary:

(US$)	April 30, 2023	April 30, 2022
Revenue	7,692,203	7,472,461
Cost of Sales	4,972,344	3,484,824
Gross Profit	2,719,859	3,987,637
Gross Margin%	35.4%	53.4%
Total Expenses	2,164,873	2,292,326
Income from Operations	554,986	1,695,311
Net Income (Loss) from Continuing Operations	(387,154)	1,037,145
Earnings (Loss) Per Share	(0.00)	0.00

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's positioning to act on strategic opportunities in the current industry environment and the Company's continued ability to mitigate state-level and industry pricing pressures.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, the ability of the Company's management to execute its business strategy, objectives and plans. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from general business, economic, competitive, political and social uncertainties and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.